UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549


                                SCHEDULE 13D

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         NATIONAL FUEL GAS COMPANY
    -------------------------------------------------------------------
                              (Name of Issuer)

                   COMMON STOCK, PAR VALUE $1 PER SHARE
    -------------------------------------------------------------------
                       (Title of Class of Securities)

                                 636180101
         ---------------------------------------------------------
                               (CUSIP Number)

                             STEVEN B. KLINSKY
                         NEW MOUNTAIN VANTAGE, L.P.
                       787 SEVENTH AVENUE, 49TH FLOOR
                             NEW YORK, NY 10019
                               (212) 720-0300

                                 Copies to:

                               PAUL REINSTEIN
                FRIED, FRANK, HARRIS, SHRIVER & JACOBSON LLP
                             ONE NEW YORK PLAZA
                          NEW YORK, NY 10004-1980
                               (212) 859-8000

         ---------------------------------------------------------
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                              OCTOBER 19, 2006
         ---------------------------------------------------------
          (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                SCHEDULE 13D

CUSIP NO. 636180101                                         Page 2 of 26 Pages

   1        NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

            NEW MOUNTAIN VANTAGE GP, L.L.C.

   2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a) [x]
                                                                      (b) [ ]
   3        SEC USE ONLY

   4        SOURCE OF FUNDS

                  AF

   5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) OR 2(e)                                [ ]

   6        CITIZENSHIP OR PLACE OF ORGANIZATION

            DELAWARE

             7   SOLE VOTING POWER
NUMBER OF
                 0
 SHARES
             8   SHARED VOTING POWER
BENEFICIALLY
                 3,727,900
 OWNED BY
             9   SOLE DISPOSITIVE POWER
  EACH
                 0
REPORTING
                10  SHARED DISPOSITIVE POWER
PERSON WITH
                 3,727,900


    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            3,727,900

    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES [ ]

    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            4.5%

    14      TYPE OF REPORTING PERSON

            OO

                                SCHEDULE 13D

  CUSIP NO. 636180101                                       Page 3 of 26 Pages

   1        NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

            NEW MOUNTAIN VANTAGE, L.P.

   2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a) [x]
                                                                      (b) [ ]
   3        SEC USE ONLY

   4        SOURCE OF FUNDS

                 WC

   5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) OR 2(e)                                [ ]

   6        CITIZENSHIP OR PLACE OF ORGANIZATION

            DELAWARE

             7   SOLE VOTING POWER
 NUMBER OF
                 0
  SHARES
             8   SHARED VOTING POWER
BENEFICIALLY
                 869,100
 OWNED BY
             9   SOLE DISPOSITIVE POWER
  EACH
                 0
 REPORTING
             10  SHARED DISPOSITIVE POWER
PERSON WITH
                 869,100

    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 869,100

    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES                                                [ ]

    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            1.0%

    14      TYPE OF REPORTING PERSON

            PN

                                SCHEDULE 13D

  CUSIP NO. 636180101                                       Page 4 of 26 Pages

   1        NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

            NEW MOUNTAIN VANTAGE (CALIFORNIA), L.P.

   2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a) [x]
                                                                      (b) [ ]
   3        SEC USE ONLY

   4        SOURCE OF FUNDS

                 WC

   5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) OR 2(e)                                [ ]

   6        CITIZENSHIP OR PLACE OF ORGANIZATION

            DELAWARE

            7    SOLE VOTING POWER
NUMBER OF
                 0
 SHARES
             8   SHARED VOTING POWER
BENEFICIALLY
                 866,700
 OWNED BY
             9   SOLE DISPOSITIVE POWER
  EACH
                 0
REPORTING
              10  SHARED DISPOSITIVE POWER
PERSON WITH
                 866,700

    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            866,700

    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES                                                [ ]

    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            1.0%

    14      TYPE OF REPORTING PERSON

            PN

                                SCHEDULE 13D

CUSIP NO. 636180101                                          Page 5 of 26 Pages

   1        NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

            NEW MOUNTAIN VANTAGE (TEXAS), L.P.

   2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a) [x]
                                                                      (b) [ ]
   3        SEC USE ONLY

   4        SOURCE OF FUNDS

                 WC

   5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) OR 2(e)                                [ ]

   6        CITIZENSHIP OR PLACE OF ORGANIZATION

            DELAWARE

             7   SOLE VOTING POWER
 NUMBER OF
                 0
  SHARES
             8   SHARED VOTING POWER
BENEFICIALLY
                 632,100
 OWNED BY
             9   SOLE DISPOSITIVE POWER
  EACH
                 0
 REPORTING
             10  SHARED DISPOSITIVE POWER
 PERSON WITH
                 632,100

    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            632,100

    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES                                                [ ]

    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0.8%

    14      TYPE OF REPORTING PERSON

            PN

                                SCHEDULE 13D

  CUSIP NO. 636180101                                       Page 6 of 26 Pages

   1        NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

            NEW MOUNTAIN VANTAGE ADVISERS, L.L.C.

   2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a) [x]
                                                                      (b) [ ]
   3        SEC USE ONLY

   4        SOURCE OF FUNDS

                  AF

   5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) OR 2(e)                                [ ]

   6        CITIZENSHIP OR PLACE OF ORGANIZATION

            DELAWARE

             7   SOLE VOTING POWER
NUMBER OF
                 0
 SHARES
             8   SHARED VOTING POWER
BENEFICIALLY
                 3,828,200
 OWNED BY
             9   SOLE DISPOSITIVE POWER
   EACH
                 0
REPORTING
             10  SHARED DISPOSITIVE POWER
PERSON WITH
                 3,828,200

    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            3,828,200

    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES                                                [ ]

    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            4.6%

    14      TYPE OF REPORTING PERSON

            OO

                                SCHEDULE 13D

  CUSIP NO. 636180101                                       Page 7 of 26 Pages

   1        NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

            NEW MOUNTAIN VANTAGE (CAYMAN) LTD.

   2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a) [x]
                                                                      (b) [ ]
   3        SEC USE ONLY

   4        SOURCE OF FUNDS

                 WC

   5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) OR 2(e)                                [ ]

   6        CITIZENSHIP OR PLACE OF ORGANIZATION

            CAYMAN ISLANDS

             7   SOLE VOTING POWER
NUMBER OF
                 0
 SHARES
             8   SHARED VOTING POWER
BENEFICIALLY
                 1,460,300
 OWNED BY
             9   SOLE DISPOSITIVE POWER
  EACH
                 0
REPORTING
                10  SHARED DISPOSITIVE POWER
PERSON WITH
                 1,460,300

    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,460,300

    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES                                                [ ]

    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            1.8%

    14      TYPE OF REPORTING PERSON

            CO

                                SCHEDULE 13D

  CUSIP NO. 636180101                                       Page 8 of 26 Pages

   1        NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

            NEW MOUNTAIN VANTAGE HOLDCO LTD.

   2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a) [x]
                                                                      (b) [ ]
   3        SEC USE ONLY

   4        SOURCE OF FUNDS

                 WC

   5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) OR 2(e)                                [ ]

   6        CITIZENSHIP OR PLACE OF ORGANIZATION

            CAYMAN ISLANDS

             7   SOLE VOTING POWER
NUMBER OF
                 0
 SHARES
             8   SHARED VOTING POWER
BENEFICIALLY
                 1,460,300
 OWNED BY
             9   SOLE DISPOSITIVE POWER
  EACH
                 0
REPORTING
                10  SHARED DISPOSITIVE POWER
PERSON WITH
                 1,460,300

    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,460,300

    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES                                                [ ]

    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            1.8%

    14      TYPE OF REPORTING PERSON

            CO

                                SCHEDULE 13D

CUSIP NO. 636180101                                        Page 9 of 26 Pages

   1        NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

            STEVEN B. KLINSKY

   2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a) [x]
                                                                      (b) [ ]
   3        SEC USE ONLY

   4        SOURCE OF FUNDS

                 AF, PF

   5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) OR 2(e)                                [ ]

   6        CITIZENSHIP OR PLACE OF ORGANIZATION

            UNITED STATES OF AMERICA

             7   SOLE VOTING POWER
NUMBER OF
                 0
 SHARES
             8   SHARED VOTING POWER
BENEFICIALLY
                 5,188,200
 OWNED BY
             9   SOLE DISPOSITIVE POWER
  EACH
                 0
REPORTING
             10  SHARED DISPOSITIVE POWER
PERSON WITH
                 5,188,200

    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            5,188,200

    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES                                                [ ]

    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            6.2%

    14      TYPE OF REPORTING PERSON

            IN

                                SCHEDULE 13D

  CUSIP NO. 636180101                                       Page 10 of 26 Pages

   1        NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

            NMV SPECIAL HOLDINGS, LLC

   2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a) [x]
                                                                      (b) [ ]
   3        SEC USE ONLY

   4        SOURCE OF FUNDS

                 WC

   5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) OR 2(e)                                [ ]

   6        CITIZENSHIP OR PLACE OF ORGANIZATION

            DELAWARE

             7   SOLE VOTING POWER
NUMBER OF
                 0
 SHARES
             8   SHARED VOTING POWER
BENEFICIALLY
                 1,360,000
 OWNED BY
             9   SOLE DISPOSITIVE POWER
  EACH
                 0
REPORTING
             10  SHARED DISPOSITIVE POWER
PERSON WITH
                 1,360,000

    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,360,000

    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES                                                [ ]

    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            1.6%

    14      TYPE OF REPORTING PERSON

                                SCHEDULE 13D

  CUSIP NO. 636180101                                       Page 11 of 26 Pages

   1        NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

            CALIFORNIA PUBLIC EMPLOYEES' RETIREMENT SYSTEM

   2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a) [x]
                                                                      (b) [ ]
   3        SEC USE ONLY

   4        SOURCE OF FUNDS

                 WC

   5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) OR 2(e)                                [ ]

   6        CITIZENSHIP OR PLACE OF ORGANIZATION

            UNITED STATES OF AMERICA

             7   SOLE VOTING POWER
NUMBER OF
                 723,690
 SHARES
             8   SHARED VOTING POWER
BENEFICIALLY
                 1,360,000
OWNED BY
             9   SOLE DISPOSITIVE POWER
  EACH
                 642,640
REPORTING
             10  SHARED DISPOSITIVE POWER
PERSON WITH
                 1,441,050

    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            2,083,690

    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES                                                [ ]

    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            2.5%

    14      TYPE OF REPORTING PERSON

            EP

ITEM 1. SECURITY AND ISSUER

          This statement on Schedule 13D ("Statement") relates to the common stock, par value $1 per share ("Common Stock"), of National Fuel Gas Company, a New Jersey corporation (the "Issuer"). The principal executive offices of the Issuer are located at 6363 Main Street, Williamsville, New York 14221.

ITEM 2. IDENTITY AND BACKGROUND

          (A) - (C) AND (F). This Statement is filed by New Mountain Vantage GP, L.L.C., a Delaware limited liability company ("Vantage GP"), New Mountain Vantage, L.P., a Delaware limited partnership ("NMV"), New Mountain Vantage (California), L.P., a Delaware limited partnership ("NMVC"), New Mountain Vantage (Texas), L.P., a Delaware limited partnership ("NMVT"), New Mountain Vantage Advisers, L.L.C., a Delaware limited liability company ("NMV Advisers"), New Mountain Vantage (Cayman) Ltd., a Cayman Islands exempt limited company ("NMV Offshore"), New Mountain Vantage HoldCo Ltd., a Cayman Islands exempt limited company ("NMV Offshore HoldCo"), Mr. Steven B. Klinsky (collectively, the "NMV Entities"), NMV Special Holdings, LLC, a Delaware limited liability company ("NMVSH"), and the California Public Employees' Retirement System, a unit of the California State and Consumer Services Agency charged with oversight of the Public Employees' Retirement Fund ("CalPERS"), (NMV Entities, NMVSH and CalPERS, collectively, the "Reporting Persons"). NMV, NMVC, NMVT, NMV Offshore HoldCo, NMVSH and CalPERS are referred to together as the "Purchasers."(1)

---------------------

(1) Neither the present filing nor anything contained herein shall be construed as an admission that any Reporting Person constitutes a "person" for any purposes other than Section 13(d) of the Securities Exchange Act of 1934, as amended.

          Vantage GP is the general partner of NMV, NMVC and NMVT and the managing member of NMVSH, and is principally engaged in the business of serving as NMV's, NMVC's and NMVT's general partner and NMVSH's managing member. NMV Offshore is the sole member of NMV Offshore HoldCo and NMV Offshore HoldCo was formed to hold securities on behalf of NMV Offshore. NMV Advisers serves as the investment advisor and manager of each of NMV, NMVC, NMVT and NMV Offshore and is principally engaged in the business of managing NMV, NMVC, NMVT and NMV Offshore.

          Each of NMV, NMVC, NMVT and NMV Offshore was formed to seek long-term capital appreciation primarily through investments in publicly traded equity securities of companies whose equity securities are listed primarily on a U.S. securities exchange.

          Mr. Klinsky is the sole managing member of Vantage GP and the sole member of NMV Advisers. Mr. Klinsky is engaged principally in the business of serving as the sole managing member of Vantage GP and the sole member of NMV Advisers and as the Chief Executive Officer and sole member of New Mountain Capital, L.L.C., a Delaware limited liability company ("New Mountain") which is principally engaged in managing private equity funds. Mr. Klinsky is a citizen of the United States of America.

          NMVSH's sole members are Vantage GP and CalPERS. NMVSH was formed for the purpose of investing in shares of Common Stock and carrying out its investment strategy as further described in Item 6.

          CalPERS provides retirement and health benefits to more than 1.4 million public employees, retirees, and their families and more than 2,500 employers. CalPERS is the nation's largest public pension fund with assets totaling more than $213 billion.

          The principal business address of each of the Reporting Persons (other than NMV Offshore, NMV Offshore HoldCo and CalPERS) is 787 Seventh Avenue, 49th Floor, New York, NY 10019. The principal business address of each of NMV Offshore and NMV Offshore HoldCo is c/o Walkers SPV Limited, PO Box 908GT, Walker House, Mary Street, George Town, Grand Cayman, Cayman Islands. The principal business address of CalPERS is Lincoln Plaza, 400 Q Street, Sacramento, CA 95814.

          The Reporting Persons have entered into a joint filing agreement, dated as of October 30, 2006, a copy of which is attached to this Statement as Exhibit 99.1. Each of the Reporting Persons is responsible for the completeness and accuracy of the information concerning him or it contained herein, but is not responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

          (D - (E). None of the Reporting Persons during the last five years has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          The aggregate purchase price of the 5,911,890 shares of Common Stock owned by the Purchasers is $202,759,529.36, including brokerage commissions. The shares of Common Stock owned by the Purchasers were acquired with working capital.

ITEM 4. PURPOSE OF TRANSACTION

     The Reporting Persons purchased the shares of Common Stock based on the Reporting Persons' belief that the shares of Common Stock, when purchased, were undervalued and represented an attractive investment opportunity. Most importantly, based on work done on behalf of the Reporting Persons by Schlumberger Data & Consulting Services and others, the Reporting Persons believe that the shallow conventional oil and gas assets of the Issuer in the Appalachian basin have not been fully analyzed or developed and that such actions can be accomplished in a cost effective manner, which would generate value for the Issuer and its stockholders. The Reporting Persons have communicated a summary of their research findings to the Issuer's management. In addition, the Reporting Persons believe that the Issuer's Appalachian acreage may contain exploration and development opportunities in deeper formations and in the Devonian shale formation. The Reporting Persons intend to communicate with the Issuer's management, its stockholders and others regarding the Appalachian oil and gas assets and to recommend that the value of the assets be fully analyzed and reported to the Issuer's stockholders, and that these assets be more fully utilized by the Issuer in an expeditious manner.

          Except as set forth in this Statement, the Reporting Persons have no present plans or proposals that relate to or would result in any transaction, event or action described in paragraphs (a) through (j) of
Item 4 of the form of Schedule 13D promulgated under the Act. In pursuing their investment businesses, the Reporting Persons analyze the operations, capital structure and markets of companies, including the Issuer, on a continuous basis through analysis of documentation and discussions with knowledgeable industry and market observers and with representatives of such companies. From time to time, one or more of the Reporting Persons may hold discussions with third parties, the management of such companies or the board of directors of such companies in which the Reporting Person may suggest or take a position with respect to potential changes in the operations, management or capital structure of such companies as a means of enhancing stockholder value.

          Each of the Reporting Persons reserves the right, in light of its continuing analysis and discussions as described above and its ongoing evaluation of the market price of the Common Stock, conditions in the securities markets generally, general economic and industry conditions, its business objectives and other relevant factors, to change its plans and intentions at any time, as it deems appropriate. In particular, and without limiting the generality of the foregoing, any one or more of the Reporting Persons (and their respective affiliates) may purchase additional shares of Common Stock or other securities of the Issuer or may sell or transfer shares of Common Stock or other securities of the Issuer in public or private transactions, may distribute Common Stock or other securities of the Issuer in-kind to their partners or member, as applicable, may seek board representation, may make proposals concerning changes to the operations, management or capital structure of the Issuer, may enter into privately negotiated derivative transactions with institutional counterparties to hedge the market risk of some or all of their positions in the Common Stock or other securities, and/or may take any other action that might result in any transaction, event or action described in paragraphs (a) through (j) of Item 4 of the form of Schedule 13D promulgated under the Act. Any such transactions may be effected at any time or from time to time, subject to any applicable limitations imposed on the transactions by the Securities Act or other applicable law.

          Except as described in this Statement and except for arrangements between and among the Reporting Persons, none of the Reporting Persons has any contracts, agreements, arrangements, understandings or relationships with any other person or entity for the purpose of acquiring, holding, voting or disposing of any shares of Common Stock.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

          (A). The aggregate percentage of shares of Common Stock reported owned by each person named herein is based upon 83,400,866 shares of Common Stock outstanding, which is the total number of shares of Common Stock outstanding as of July 31, 2006 as reported in the Issuer's Amended Quarterly Report on Form 10-Q for the quarter ended June 30, 2006, as filed with the Securities and Exchange Commission on September 14, 2006.

          As of the close of business on October 27, 2006, as described below, the Reporting Persons may be deemed to beneficially own an aggregate of 5,911,890 shares of Common Stock representing, in the aggregate, approximately 7.1% of the issued and outstanding shares of Common Stock.

          As of the close of business on October 27, 2006, Mr. Klinsky may be deemed to beneficially own an aggregate of 5,188,200 shares of Common Stock that may be deemed to be beneficially owned by NMV, NMVC, NMVT, NMV Offshore and NMVSH representing, in the aggregate, approximately 6.2% of the issued and outstanding shares of Common Stock. Mr. Klinsky disclaims beneficial ownership of the shares of Common Stock beneficially owned by NMV, NMVC, NMVT, NMV Offshore and NMVSH, to the extent that partnership interests or limited liability company interests in NMV, NMVC, NMVT, NMV Offshore and NMVSH are held by persons other than Mr. Klinsky.

          As of the close of business on October 27, 2006, NMV Advisers may be deemed to beneficially own an aggregate of 3,828,200 shares of Common Stock that may be deemed to be beneficially owned by NMV, NMVC, NMVT and NMV Offshore representing, in the aggregate, approximately 4.6% of the issued and outstanding shares of Common Stock. NMV Advisers disclaims beneficial ownership of the shares of Common Stock beneficially owned by NMV, NMVC, NMVT and NMV Offshore, to the extent that partnership interests in NMV, NMVC, NMVT and NMV Offshore are held by persons other than NMV Advisers.

          As of the close of business on October 27, 2006, Vantage GP may be deemed to beneficially own an aggregate of 3,727,900 shares of Common Stock that may be deemed to be beneficially owned by NMV, NMVC, NMVT and NMVSH representing, in the aggregate, approximately 4.5% of the issued and outstanding shares of Common Stock. Vantage GP disclaims beneficial ownership of the shares of Common Stock beneficially owned by NMV, NMVC, NMVT and NMVSH to the extent that partnership interests or limited liability company interests in NMV, NMVC, NMVT and NMVSH are held by persons other than Vantage GP.

          As of the close of business on October 27, 2006, NMV Offshore may be deemed to beneficially own an aggregate of 1,460,300 shares of Common Stock that may be deemed to be beneficially owned by NMV Offshore HoldCo, representing approximately 1.8% of the issued and outstanding shares of Common Stock.

          As of the close of business on October 27, 2006, (i) NMV may be deemed to beneficially own an aggregate of 869,100 shares of Common Stock, representing approximately 1.0% of the issued and outstanding shares of Common Stock, (ii) NMVC may be deemed to beneficially own an aggregate of 866,700 shares of Common Stock, representing approximately 1.0% of the issued and outstanding shares of Common Stock, (iii) NMVT may be deemed to beneficially own an aggregate of 632,100 shares of Common Stock, representing approximately 0.8% of the issued and outstanding shares of Common Stock and (iv) NMV Offshore HoldCo may be deemed to beneficially own an aggregate of 1,460,300 shares of Common Stock, representing approximately 1.8% of the issued and outstanding shares of Common Stock.

          As of the close of business on October 27, 2006, NMVSH may be deemed to beneficially own an aggregate of 1,360,000 shares of Common Stock, representing approximately 1.6% of the issued and outstanding shares of Common Stock.

          As of the close of business on October 27, 2006, CalPERS may be deemed to beneficially own an aggregate of 2,083,690 shares of Common Stock that may be deemed to be beneficially owned by NMVSH and by CalPERS, representing approximately 2.5% of the issued and outstanding shares of Common Stock. CalPERS disclaims beneficial ownership of the shares of Common Stock beneficially owned by NMVSH to the extent that membership interests in NMVSH are held by persons other than CalPERS.

          In addition to the foregoing, Mr. F. Fox Benton III, who has entered into a consulting agreement with New Mountain as discussed in Item 6, is the President, director and a shareholder of Moreno Energy, Inc., a Texas Corporation ("Moreno Energy"). Mr. Benton has advised the Reporting Persons that Moreno Energy may be deemed to beneficially own, as of October 27, 2006, an aggregate of 5,000 shares of Common Stock, representing less than .01% of the issued and outstanding shares of Common Stock and that Mr. Benton may be deemed to beneficially own all of the shares of Common Stock that may be deemed to be beneficially owned by Moreno Energy. Moreno Energy is an energy investment company engaged principally in the business of owning direct interests in oil and gas properties and both private and public securities of energy companies. The principal business address of Moreno Energy is 8818 Stable Crest Blvd., Houston, TX 77024. No agreement or understanding exists between Mr. Benton or Moreno Energy, on the one hand, and any of the Reporting Persons, on the other hand, with respect to the disposition or the power to vote any of the shares of Common Stock that may be deemed to be beneficially owned by Moreno Energy or Mr. Benton or with respect to the acquisition by Mr. Benton or Moreno Energy of any additional shares of Common Stock.

          (B). Except as set forth below, each Reporting Person may be deemed to share the power to vote or direct the vote and to dispose or to direct the disposition of the shares of Common Stock that the Reporting Person may be deemed to beneficially own as described above. CalPERS may be deemed to have the sole power to vote or direct the vote and to dispose or to direct the disposition of the 642,640 shares of Common Stock that CalPERS owns directly. CalPERS may be deemed to share the power to dispose or to direct the disposition of the 81,050 shares of Common Stock that CalPERS beneficially owns through managers who manage stock portfolios on behalf of CalPERS and may be deemed to have the sole power to vote or direct the vote of such shares of Common Stock.

          (C). Schedule A annexed hereto lists all transactions in the shares of Common Stock during the past sixty days by the Reporting Persons. All of such transactions were effected in the open market.

          (D). No person is known by any Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock that may be deemed to be beneficially owned by any Reporting Person.

          (E). Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
        WITH RESPECT TO SECURITIES OF THE ISSUER

          Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

          On October 18, 2006, NMVSH was formed as a Delaware limited liability company for the purpose of carrying out its investment strategy which is the achievement of capital appreciation by investing in the Issuer through open market purchases of Common Stock and related securities and working together with NMV for the purpose of demonstrating to the Issuer's management values that can be achieved for the Issuer and its shareholders by exploiting more fully the Issuer's existing assets or otherwise. Pursuant to the Limited Liability Company Agreement of NMVSH, dated as of October 19, 2006 (the "LLC Agreement"), a copy of which is attached hereto as Exhibit 99.2, Vantage GP is the Class A Member and Managing Member of NMVSH (the "Class A Member" or "Managing Member") and CalPERS is the Class B Member of NMVSH (the "Class B Member"). NMVSH has no other members.

          The LLC Agreement provides that the Managing Member, subject to the provisions of the LLC Agreement, will have the sole and exclusive right and authority to manage and control the business and affairs of NMVSH. Subject to limited exceptions, the Class B Member will make all determinations with respect to all acquisitions and dispositions of the Issuer's securities by NMVSH and exercise all shareholder rights, including voting rights, relating to such securities. The Class B Member is required to consult with the Class A Member prior to making any such acquisitions or dispositions and in the exercise of such rights and to make a good faith effort to coordinate any acquisitions, dispositions or exercise of rights with acquisitions and dispositions of securities of the Issuer and exercise of rights relating to such securities by affiliates of the Class A Member. The LLC Agreement also provides that the Managing Member will, after consultation with the Class B Member, cause NMVSH to prepare and make all regulatory filings and public statements concerning NMVSH's investment in Common Stock, and have such discussions and correspondence with the Issuer's management, board of directors and stockholders as the Managing Member will determine in furtherance of the investment strategy of NMVSH. The Class B Member has also agreed to certain restrictions on the acquisition of securities of the Issuer by the Class B Member and its affiliates other than NMVSH. In addition, the Class B Member may not take any action that would require a regulatory filing by NMVSH, except for the disposition of securities of the Issuer.

          The LLC Agreement further provides that the Class A Member is entitled to an annual incentive allocation of a portion of the appreciation in the value of the Common Stock held by NMVSH equal to 20% of the amount by which the value of such Common Stock exceeds a specified index. To the extent that performance of Common Stock held by NMVSH in any year does not generally exceed the specified index, the performance in a subsequent period must first exceed the amount of any underperformance before the Class A Member is entitled to an incentive allocation.

          The foregoing summary of the LLC Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the LLC Agreement attached as Exhibit 99.2 and incorporated herein by reference.

          New Mountain has entered into a consulting agreement with Mr. F. Fox Benton III (the "Consulting Agreement"), a copy of which is attached hereto as Exhibit 99.3, pursuant to which Mr. Benton will advise and assist the NMV Entities with respect to their investment strategy regarding the Issuer. The Consulting Agreement provides that, as part of the compensation for Mr. Fox's services, Mr. Fox will be paid a success fee based upon the performance of the NMV Entities' investment in shares of Common Stock. The foregoing summary of the Consulting Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Consulting Agreement attached as Exhibit 99.3 and incorporated herein by reference.

          From time to time, each of the NMV Entities may lend portfolio securities to brokers, banks or other financial institutions. These loans typically obligate the borrower to return the securities, or an equal amount of securities of the same class, to the lender on demand and typically the borrower is entitled to exercise voting rights and to retain dividends during the term of the loan. From time to time, to the extent permitted by applicable law, each of the NMV Entities may borrow securities, including shares of Common Stock, for the purpose of effecting, and may effect, short sale transactions, and may purchase securities for the purpose of closing out short sale positions in such securities.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

99.1    Joint Filing Agreement, dated October 30, 2006.

99.2 Limited Liability Company Agreement of NMVSH, dated October 19, 2006, among Vantage GP and CalPERS.

99.3 Amended and Restated Letter agreement, dated October 25, 2006, by and between New Mountain and Mr. Benton.

                                 SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  October 30, 2006


                                 NEW MOUNTAIN VANTAGE GP, L.L.C.

                                 By:  /s/ Steven B. Klinsky
                                    -----------------------
                                     Steven B. Klinsky
                                     Managing Member


                                 NEW MOUNTAIN VANTAGE, L.P.

                                 By: New Mountain Vantage GP, L.L.C.,
                                     its general partner

                                 By:  /s/ Steven B. Klinsky
                                    -----------------------
                                     Steven B. Klinsky
                                     Managing Member


                                 NEW MOUNTAIN VANTAGE
                                    (CALIFORNIA), L.P.

                                 By: New Mountain Vantage GP, L.L.C.,
                                     its general partner

                                 By:  /s/ Steven B. Klinsky
                                    -----------------------
                                     Steven B. Klinsky
                                     Managing Member


                                 NEW MOUNTAIN VANTAGE (TEXAS), L.P.

                                 By: New Mountain Vantage GP, L.L.C.,
                                     its general partner

                                 By:  /s/ Steven B. Klinsky
                                    -----------------------
                                     Steven B. Klinsky
                                     Managing Member

                                      /s/ Steven B. Klinsky
                                    -----------------------
                                     Steven B. Klinsky


                                 NEW MOUNTAIN VANTAGE ADVISERS, L.L.C.

                                 By:  /s/ Steven B. Klinsky
                                    -----------------------
                                     Steven B. Klinsky
                                     Managing Member


                                 NEW MOUNTAIN VANTAGE (CAYMAN) LTD.

                                 By:  /s/ Steven B. Klinsky
                                    -----------------------
                                     Steven B. Klinsky
                                     Director


                                 NEW MOUNTAIN VANTAGE HOLDCO LTD.

                                 By:  /s/ Steven B. Klinsky
                                    -----------------------
                                     Steven B. Klinsky
                                     Director


                                 NMV SPECIAL HOLDINGS, LLC

                                 By: New Mountain Vantage GP, L.L.C.,
                                     its managing member

                                 By:  /s/ Steven B. Klinsky
                                    -----------------------
                                     Steven B. Klinsky
                                     Managing Member


                                 CALIFORNIA PUBLIC EMPLOYEES' RETIREMENT SYSTEM

                                 By:  /s/ Christianna Wood
                                    -----------------------
                                     Senior Investment Officer

                                 SCHEDULE A
           TRANSACTIONS IN THE PAST SIXTY DAYS BY THE PURCHASERS


                                    NMV

------------------ ------------------------- ------------------------------
     Date           Shares of Common Stock    Approximate Price per Share
                           Purchased            (inclusive of commissions)
------------------ ------------------------- ------------------------------
    9/14/2006               60,200                        37.11
------------------ ------------------------- ------------------------------
    10/6/2006               49,200                        35.45
------------------ ------------------------- ------------------------------
    10/9/2006                  200                        35.53
------------------ ------------------------- ------------------------------
   10/10/2006               44,200                        35.80
------------------ ------------------------- ------------------------------
   10/12/2006                3,400                        36.04
------------------ ------------------------- -----------------------------
   10/16/2006                1,800                        35.98
------------------ ------------------------- ------------------------------
   10/17/2006               37,500                        36.04
------------------ ------------------------- ------------------------------
   10/17/2006               29,700                        36.01
------------------ ------------------------- ------------------------------
   10/18/2006               59,400                        36.12
------------------ ------------------------- ------------------------------
   10/19/2006               22,800                        36.08
------------------ ------------------------- ------------------------------

                                    NMVC

------------------ ------------------------- ------------------------------
     Date           Shares of Common Stock    Approximate Price per Share
                           Purchased            (inclusive of commissions)
------------------ ------------------------- ------------------------------
    9/14/2006               61,100                        37.11
------------------ ------------------------- ------------------------------
    10/6/2006               18,800                        35.45
------------------ ------------------------- ------------------------------
    10/9/2006                  100                        35.53
------------------ ------------------------- ------------------------------
   10/10/2006               40,100                        35.80
------------------ ------------------------- ------------------------------
   10/12/2006                3,500                        36.04
------------------ ------------------------- ------------------------------
   10/16/2006                1,800                        35.98
------------------ ------------------------- ------------------------------
   10/17/2006               38,300                        36.04
------------------ ------------------------- ------------------------------
   10/17/2006               30,200                        36.01
------------------ ------------------------- ------------------------------
   10/18/2006               59,100                        36.12
------------------ ------------------------- ------------------------------
   10/19/2006               22,800                        36.08
------------------- ------------------------- ------------------------------

                                    NMVT

------------------ ------------------------- ------------------------------
     Date           Shares of Common Stock    Approximate Price per Share
                           Purchased            (inclusive of commissions)
------------------ ------------------------- ------------------------------
    9/21/2006               41,200                        36.73
------------------ ------------------------- ------------------------------
    9/25/2006               41,200                        35.98
------------------ ------------------------- ------------------------------
    9/26/2006               40,000                        36.43
------------------ ------------------------- ------------------------------
    9/27/2006               25,400                        36.30
------------------ ------------------------- ------------------------------
    9/29/2006               18,500                        36.38
------------------ ------------------------- ------------------------------
    9/29/2006               26,100                        36.38
------------------ ------------------------- ------------------------------
    10/2/2006               10,300                        36.37
------------------ ------------------------- ------------------------------
    10/3/2006                5,600                        36.34
------------------ ------------------------- ------------------------------
    10/3/2006              106,100                        35.99
------------------ ------------------------- ------------------------------
    10/4/2006              127,300                        35.72
------------------ ------------------------- ------------------------------
    10/6/2006               42,100                        35.45
------------------ ------------------------- ------------------------------
    10/9/2006                  200                        35.53
------------------ ------------------------- ------------------------------
   10/10/2006               34,700                        35.80
------------------ ------------------------- ------------------------------
   10/12/2006                2,500                        36.04
------------------ ------------------------- ------------------------------
   10/16/2006                1,400                        35.98
------------------ ------------------------- ------------------------------
   10/17/2006               27,800                        36.04
------------------ ------------------------- ------------------------------
   10/17/2006               21,100                        36.01
------------------ ------------------------- ------------------------------
   10/18/2006               43,700                        36.12
------------------ ------------------------- ------------------------------
   10/19/2006               16,900                        36.08


                            NMV Offshore HoldCo

------------------ ------------------------- ------------------------------
     Date           Shares of Common Stock    Approximate Price per Share
                           Purchased            (inclusive of commissions)
------------------ ------------------------- ------------------------------
     9/8/2006              152,900                        37.47
------------------ ------------------------- ------------------------------
    9/11/2006              116,600                        36.92
------------------- ------------------------- -----------------------------
    9/12/2006               12,900                        37.10
------------------ ------------------------- ------------------------------
    9/14/2006               41,800                        37.11
------------------ ------------------------- ------------------------------

                                   NMVSH

----------------- ------------------------- ------------------------------
     Date           Shares of Common Stock    Approximate Price per Share
                           Purchased            (inclusive of commissions)
------------------ ------------------------- ------------------------------
   10/23/2006              478,100                        36.80
------------------- ------------------------- ------------------------------
   10/24/2006              203,000                        37.05
------------------ ------------------------- ------------------------------
   10/24/2006               57,900                        37.00
------------------- ------------------------- ------------------------------
   10/26/2006              328,300                        37.69
------------------- ------------------------- ------------------------------
   10/27/2006              292,700                        37.73
------------------- ------------------------- ------------------------------


                                  CalPERS

----------------- ------------------------- ------------------------------
     Date           Shares of Common Stock    Approximate Price per Share
                      Purchased/(Sold)         (inclusive of commissions)
------------------ ------------------------- ------------------------------
    8/31/2006               (1,300)                       38.05
------------------ ------------------------- ------------------------------
    8/31/2006                2,044                        38.09
------------------ ------------------------- ------------------------------
    8/31/2006                6,131                        38.09
------------------- ------------------------- ------------------------------
    8/31/2006                  100                        38.18
------------------ ------------------------- ------------------------------
     9/1/2006                2,900                        38.37
------------------ ------------------------- ------------------------------
     9/5/2006                 (800)                       38.52
------------------ ------------------------- ------------------------------
     9/6/2006               (3,400)                       38.01
------------------ ------------------------- ------------------------------
     9/7/2006              (27,300)                       37.63
------------------ ------------------------- ------------------------------
     9/8/2006              (13,600)                       37.48
------------------ ------------------------- ------------------------------
    9/11/2006               (7,400)                       36.92
------------------ ------------------------- ------------------------------
    9/12/2006               (2,800)                       37.10
------------------ ------------------------- ------------------------------
    9/13/2006               (6,600)                       37.21
------------------ ------------------------- ------------------------------
    9/14/2006               (4,700)                       37.10
------------------ ------------------------- ------------------------------
    9/15/2006               (8,800)                       36.82
------------------ ------------------------- ------------------------------
    9/18/2006               (2,700)                       36.86
------------------ ------------------------- ------------------------------
    9/19/2006               (2,800)                       36.91
------------------ ------------------------- ------------------------------
    9/20/2006               (5,500)                       37.07
------------------ ------------------------- ------------------------------
    9/21/2006               (3,100)                       36.73
------------------ ------------------------- ------------------------------
    9/22/2006               (2,900)                       36.41
------------------ ------------------------- ------------------------------
    9/28/2006                  300                        36.74
------------------ ------------------------- ------------------------------
    9/29/2006                 (500)                       36.36
------------------ ------------------------- ------------------------------
   10/10/2006               (5,600)                       35.77
------------------ ------------------------- ------------------------------
   10/11/2006               (6,600)                       35.96
------------------ ------------------------- ------------------------------
   10/12/2006               (8,700)                       36.10
------------------ ------------------------- ------------------------------
   10/16/2006               (8,000)                       36.36
------------------ ------------------------- ------------------------------
   10/18/2006               (5,200)                       36.10
------------------ ------------------------- ------------------------------
   10/20/2006               (1,400)                       36.43
------------------ ------------------------- ------------------------------
   10/23/2006              (68,800)                       36.88
------------------ ------------------------- ------------------------------
   10/23/2006              (13,700)                       36.82
------------------ ------------------------- ------------------------------
   10/25/2006               (1,000)                       37.63
------------------ ------------------------- ------------------------------
   10/25/2006               (8,500)                       37.63
------------------ ------------------------- ------------------------------
   10/26/2006               (1,650)                       37.88
------------------- ------------------------- ------------------------------
   10/27/2006              (10,800)                       37.77
------------------- ------------------------- ------------------------------